UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).

                               (Amendment No. 2)*

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                     ---------------------------------------
                                (Name of Issuer)

                         COMMON STOCK ($0.01 Par Value)
                        ---------------------------------
                         (Title of Class of Securities)

                                    410761100
                                 --------------
                                 (CUSIP Number)

                                   Jay Buck
                  President, Demeter Asset Management, Inc.
             104 Field Point Road, Greenwich, Connecticut 06830
                               Tel: (203) 625-0047

                             Jack P. Governale, Esq.,
                    Wolf, Block, Schorr and Solis-Cohen LLP
             250 Park Avenue, Suite 1000, New York, New York 10036
                               Tel: (212) 883-4921
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 6, 2000
                                 -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 PAGES

CUSIP No. 410761100                                       Page 2 of 16 Pages
          ---------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Jay Buck

2     Check the Appropriate Box If a Member of a Group
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

            OO.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

            Buck is a United States citizen.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              410,500
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        410,500

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            410,500

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
           [  ]

13    Percent of Class Represented By Amount in Row (11)

            8.4%

14    Type of Reporting Person

            IN

 CUSIP No. 410761100                                       Page 3 of 16 Pages
          ---------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Demeter Asset Management, Inc.

2     Check the Appropriate Box If a Member of a Group
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

            OO.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

            Demeter is a Delaware corporation.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              410,500
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        410,500

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            410,500

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
           [  ]

13    Percent of Class Represented By Amount in Row (11)

            8.4%

14    Type of Reporting Person

            CO

CUSIP No. 410761100                                       Page 4 of 16 Pages
          ---------------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Rockwood Partners, L.P.

2     Check the Appropriate Box If a Member of a Group*
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

            WC.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

        Rockwood Partners, L.P. is a Delaware limited partnership.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              410,500
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        410,500

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            410,500

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
            [  ]

13    Percent of Class Represented By Amount in Row (11)

            8.4%

14    Type of Reporting Person

            PN

CUSIP No. 410761100                                       Page 5 of 16 Pages
          ---------------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Rockwood Asset Management, Inc.

2     Check the Appropriate Box If a Member of a Group*
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

            OO.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

        Rockwood Asset Management, Inc. is a Delaware corporation.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              410,500
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        410,500

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            410,500

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
            [  ]

13    Percent of Class Represented By Amount in Row (11)

            8.4%

14    Type of Reporting Person

            CO

CUSIP No. 410761100                                      Page 6 of 16 Pages
          ---------------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Mariner Partners, L.P.

2     Check the Appropriate Box If a Member of a Group*
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

          OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

            Mariner Partners, L.P. is a Delaware limited partnership.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              0
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            0

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
            [  ]

13    Percent of Class Represented By Amount in Row (11)

            0%

14    Type of Reporting Person

            PN

CUSIP No. 410761100                                       Page 7 of 16 Pages
          ---------------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Mariner GP, L.P.

2     Check the Appropriate Box If a Member of a Group*
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

          OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

            Mariner GP, L.P. is a Delaware limited partnership.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              0
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            0

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
            [  ]

13    Percent of Class Represented By Amount in Row (11)

            0%

14    Type of Reporting Person

            PN

CUSIP No. 410761100                                       Page 8 of 16 Pages
          ---------------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Mariner, Inc.

2     Check the Appropriate Box If a Member of a Group*
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

          OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

            Mariner, Inc. is a Delaware corporation.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              0
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            0

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
            [  ]

13    Percent of Class Represented By Amount in Row (11)

            0%

14    Type of Reporting Person

            CO

CUSIP No. 410761100                                      Page 9 of 16 Pages
          ---------------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            William J. Michaelcheck

2     Check the Appropriate Box If a Member of a Group*
                                     a. [  ]
                                     b. [  ]

3     SEC Use Only

4     Source of Funds

          OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

            Michaelcheck is a U.S. citizen.

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              0
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                           10 Shared Dispositive Power
                                        0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            0

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
            [  ]

13    Percent of Class Represented By Amount in Row (11)

            0%

14    Type of Reporting Person

            IN

                                                            Page 10 of 16 Pages

This filing amends the Schedule 13D/A filed August 8, 2000. The number of shares beneficially owned by Jay Buck and by Demeter Asset Management, Inc. remain unchanged. Each of Rockwood Partners, L.P., and Rockwood Asset Management, Inc., have increased their holdings by more than 1%. With this report, each of Mariner Partners, L.P., Mariner GP, L.P., Mariner, Inc., and William J. Michaelcheck cease to be reporting persons.

Each of the Reporting Persons (defined below) acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory.

The Schedule 13D filed August 8, 2000 is amended as follows:


Item 1.   Security and Issuer.

This Statement relates to the Common Stock, par value $.01 per share ("Common Stock") of Hanover Capital Mortgage Holdings, Inc. (the "Company" or "Issuer"). The principal executive offices of the Issuer are located at 90 West Street, Suite 1508, New York, New York 10006.

Item 2.  Identity and Background.

This statement is filed by:

(i) Jay Buck ("Buck") with respect to the shares of Common Stock beneficially owned by: (a) Demeter (defined below), of which Buck is sole stockholder, President and a director; (b) RAM (defined below), of which Buck is the sole stockholder, President and a director. Buck is a U.S. citizen with a business address at 104 Field Point Road, Greenwich, Connecticut 06830, who is principally engaged in the business of investing in securities as a shareholder of an investment management company.

(ii) Demeter Asset Management, Inc., a Delaware corporation ("Demeter"), with respect to the shares of Common Stock also beneficially owned by Rockwood Partners (defined below) and by Mariner Partners (defined below) for which Demeter serves as investment manager for a managed account. Demeter is located at 104 Field Point Road, Greenwich, Connecticut 06830 and is in the business of providing investment management services.

(iii) Rockwood Partners, L.P., a Delaware limited partnership ("Rockwood Partners"), with respect to the shares of Common Stock owned directly by it. Rockwood Partners is an investment limited partnership located at 104 Field Point Road, Greenwich, Connecticut 06830.

(iv) Rockwood Asset Management, Inc., a Delaware corporation ("RAM"), with respect to shares of Common Stock also beneficially owned by Rockwood Partners, of which RAM is the general partner. RAM is located at 104 Field Point Road, Greenwich, Connecticut 06830, and its primary business is serving as the general partner of RAM.

(v) Mariner Partners, L.P., a Delaware limited partnership ("Mariner Partners"), with respect to the shares of Common Stock owned directly by it. Mariner

                                                            Page 11 of 16 Pages


Partners is an investment limited partnership located at 65 East 55h Street, New York, New York 10022.

(vi) Mariner GP, L.P., a Delaware limited partnership ("Mariner GP"), with respect to the shares of Common Stock also beneficially owned by Mariner Partners, of which Mariner GP is the general partner. Mariner GP is located at 65 East 55h Street, New York, New York 10022, and its primary business is serving as the general partner of Mariner Partners.

(vii) Mariner, Inc., a Delaware limited partnership ("Mariner Inc."), with respect to the shares of Common Stock also beneficially owned by Mariner GP, of which Mariner Inc. is the general partner. Mariner Inc. is located at 65 East 55h Street, New York, New York 10022, and its primary business is serving as the general partner of Mariner GP.

(viii) William J. Michaelchek ("Michaelcheck"), with respect to the shares of Common Stock also beneficially owned by Mariner Inc., of which Michaelcheck is the sole stockholder, President and a director. Michaelcheck is a U.S. citizen with a business address at 65 East 55h Street, New York, New York 10022, who is principally engaged in the business of making investment decisions on behalf of an investment fund.


Item 3.  Source and Amount of Funds or Other Consideration.

Rockwood Partners' acquisition of its shares for an aggregate purchase price of $1,663,309 (an increase of $564,912 since the previous report) was paid in cash from Rockwood Partners' working capital.


Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Common Stock for investment purposes initially, but now seek to acquire control of Hanover Capital Mortgage Holdings, Inc. ("Issuer"). Although this is their current intention, other than as described below, they have not formulated any specific plan or proposal in this regard and, as indicated below, there can be no assurance that any such plan or proposal will be developed or as to the terms or timing of such a plan or proposal. Any such plan or proposal that may be formulated could result in any of the actions described in clauses (a) through (j) of the instructions to Item 4 to Schedule 13D, or in actions similar to those enumerated in clauses (a) through (j).

Subject to applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock and in formulating any plan or proposal to acquire control of the Issuer, the Reporting Persons intend to consider various factors, including the Issuer's financial condition, business and prospects, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of shares of Common Stock, price levels of the Common Stock, other opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' business and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, each of the Reporting Persons may decide to dispose of all or a portion of its shares of Common Stock.

                                                            Page 12 of 16 Pages


The Reporting Persons will monitor developments at the Company and may communicate with members of management of the Company and with other shareholders and interested parties, including their respective advisors, concerning the Company, including, but not limited to matters related to the Company's condition, prospects, management, governing instruments and related matters.

Notwithstanding anything to the contrary contained herein, each of the Reporting Persons reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

Except as discussed above and except as disclosed in Item 6 below, none of the Reporting Persons presently has any other plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of the instructions to Item 4 to Schedule 13D or in any action similar to any of those enumerated in clauses (a) through (j).

The Reporting Persons intend to evaluate continuously the investment in Hanover as described herein and, based on such evaluation, may determine at a future date to change the current position with respect to any of the actions described in clauses (a) through (j) of the instructions to Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b):

(i) Buck, with respect to the shares of Common Stock, may be deemed to be the beneficial owner of: 410,500 shares of Common Stock owned by Rockwood Partners, which has as its investment manager Demeter, of which Buck is the sole shareholder, and 0 shares of Common Stock owned by Mariner Partners in a managed account, which has as its investment manager Demeter, of which Buck is the sole shareholder.

    Buck:
   (a)   Amount beneficially owned:  410,500
   (b)   Percent of class:     8.4%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           410,500
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 410,500

(ii) Demeter, with respect to the shares of Common Stock, may be deemed to be the beneficial owner of 410,500 shares of Common Stock owned by Rockwood Partners, which has as its investment manager Demeter, and 0 shares of Common Stock owned by Mariner Partners in a managed account, which has as its investment manager Demeter.

   Demeter:
   (a)   Amount beneficially owned:  410,500
   (b)   Percent of class:     8.4%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           410,500
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 410,500

(iii)  Rockwood Partners owns directly 410,500 shares of Common Stock.

                                                            Page 13 of 16 Pages


   Rockwood Partners:
   (a)   Amount beneficially owned:  410,500
   (b)   Percent of class:     8.4%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           410,500
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 410,500

(iv) RAM, respect to the shares of Common Stock, may be deemed to be the beneficial owner of 410,500 shares of Common Stock owned by Rockwood Partners, of which RAM is the general partner.

   RAM:
   (a)   Amount beneficially owned:  410,500
   (b)   Percent of class:     8.4%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           410,500
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 410,500

(iv)  Mariner Partners owns directly 0 shares of Common Stock.

   Mariner Partners:
   (a)   Amount beneficially owned:  0
   (b)   Percent of class:     0%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           0
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 0

(v) Mariner GP, with respect to the shares of Common Stock, may be deemed to be the beneficial owner of any shares of Common Stock owned by Mariner Partners, of which Mariner GP is the general partner.

   Mariner GP:
   (a)   Amount beneficially owned:  0
   (b)   Percent of class:     0%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           0
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 0

(v) Mariner Inc., with respect to the shares of Common Stock, may be deemed to be the beneficial owner of any shares of Common Stock also beneficially owned by Mariner GP, of which Mariner Inc. is the general partner.

   Mariner Inc.:
   (a)   Amount beneficially owned:  0
   (b)   Percent of class:     0%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           0
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 0

(v) Michaelcheck, with respect to the shares of Common Stock, may be deemed to be the beneficial owner of any shares of Common Stock also beneficially owned by Mariner Inc., of which Michaelcheck is the sold stockholder, President and a director.

                                                            Page 14 of 16 Pages


   Michaelcheck:
   (a)   Amount beneficially owned:  0
   (b)   Percent of class:     0%
   (c)   (i)    Sole power to vote or direct the vote:             0
         (ii)   Shared power to vote or direct the vote:           0
         (iii)  Sole power to dispose or direct the disposition:   0
         (iv)   Shared power to dispose or direct the disposition: 0

(c) The Reporting Persons effected the following purchases of the Issuer's Common Stock in open market transactions:

Rockwood Partners, L.P. bought:
(a) 5,000 shares at $3.2660 per share on March 15, 2000; (b) 1,900 shares at $3.2689 per share on March 16, 2000; (c) 100,000 shares at $3.2477 per share on March 16, 2000; (d) 1,000shares at $3.2730 per share on March 17, 2000; (e)
5,700 shares at $3.5158 per share on March 28, 2000; (f) 500 shares at $3.5320 per share on March 30, 2000; (g) 1,000 shares at $3.6480 per share on April 11, 2000; (h) 300 shares at $3.8567 per share on April 13, 2000; (i) 4,700 shares at $3.8287 per share on April 14, 2000; (j) 6,200 shares at $3.7027 per share on April 17, 2000; (k) 1,000 shares at $3.7110 per share on April 18, 2000; (l) 500 shares at $3.7200 per share on April 24, 2000; (m) 7,300 shares at $3.7029 per share on April 25, 2000; (n) 3,100 shares at $3.7671 per share on May 4, 2000;
(p) 1,700 shares at $3.7694 per share on May 5, 2000;  (p) 200 shares at $3.8100 per share on May 8, 2000; (q) 3,000 shares at $4.2327 per share on May 10, 2000;
(r) 700 shares at $3.7771 per share on May 11,  2000;  (s) 800 shares at $3.7750 per share on May 12, 2000; (t) 5,400 shares at $3.7659 per share on May 15, 2000; (u) 1,000 shares at $3.6380 per share on May 16, 2000; (v) 2,900 shares at
$3.7672 per share on May 16, 2000; (w) 3,000 shares at $4.4827 per share on May 19, 2000; (x) 2,000 shares at $4.3940 per share on May 22, 2000; (y) 3,000 shares at $4.3923 per share on May 25, 2000; furthermore, it has purchased: (z) 10,000 shares at $4.26 per share on June 30, 2000; (aa) 200 shares at $4.43 per share on July 20, 2000; (bb) 4,000 shares at $4.44 per share on August 4, 2000; and (cc) 122,100 shares at $4.626 per share on September 6, 2000.

Mariner Partners, L.P. bought:
(a) 100,000  shares at $4.5302 per share on May 23, 2000;  (b) 10,000  shares at
$4.125 per share on May 26, 2000; furthermore, it has purchased: (c) 2,600 shares at $4.20 per share on June 5, 2000; (d) 2,400 shares at $4.20 per share on June 6, 2000; (e) 1,500 shares at $4.15 per share on June 7, 2000; (f) 600 shares at $4.16 per share on June 8, 2000; and (g) 5,000 shares at $4.26 per share on June 30, 2000.

Mariner Partners, L.P. sold 122,100 shares at $4.623 per share on September 6, 2000.

(d) None.

(e) The following persons ceased to be reporting  persons  on September 6, 2000:
Mariner Partners, L.P., Mariner GP, L.P., Mariner, Inc., and William J. Michaelcheck (only).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The investment manager for each of Rockwood Partners and a managed account

                                                            Page 15 of 16 Pages



for Mariner Partners is Demeter, of which Buck is the sole shareholder.

         The Management Advisory Contract, dated on or about January 1, 1999, between Demeter and a managed account for Mariner Partners gives Demeter the authority to dispose of and to vote the assets managed, which include the Common Stock.

         The Management Advisory Contract, dated on or about August 15, 1994, between Rockwood Partners and Demeter gives Demeter the authority to dispose of and to vote the assets managed, which include the Common Stock.

Item 7.  Material to be filed as Exhibits.

The following was filed as an exhibit with the initial Schedule 13D filed on June 2, 2000:

Exhibit 1 Joint Filing Agreement, dated June 2, 2000, by and among Buck, Demeter, Rockwood Partners, RAM, Mariner Partners, Mariner GP, Mariner Inc., and Michaelcheck."


                               Page 15 of 16 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2000
                                        /s/Jay Buck
                                        -------------------------------
                                        Jay Buck

                                        DEMETER ASSET MANAGEMENT, INC.

                                        By: /s/ Jay Buck
                                        ----------------------------
                                        Jay Buck
                                        President

                                        ROCKWOOD PARTNERS, L.P.
                                        By:  Rockwood Asset Management, Inc.
                                             General Partner

                                             By: /s/ Jay Buck
                                             ----------------------------
                                             Jay Buck
                                             President

                                        ROCKWOOD ASSET MANAGEMENT, INC.

                                        By: /s/ Jay Buck
                                        ----------------------------
                                        Jay Buck
                                        President

                                        MARINER PARTNERS, L.P.
                                        By: Mariner GP LP, General Partner
                                        By: Mariner, Inc., General Partner

                                            By: /s/William J. Michaelcheck
                                            ----------------------------
                                            William J. Michaelcheck
                                            President

                                        MARINER GP, L.P.
                                        By: Mariner, Inc., General Partner

                                            By: /s/William J. Michaelcheck
                                            ----------------------------
                                            William J. Michaelcheck
                                            President

                                        MARINER, INC.

                                        By: /s/William J. Michaelcheck
                                        ----------------------------
                                        William J. Michaelcheck
                                        President

                                        /s/William J. Michaelcheck
                                        -------------------------------
                                        William J. Michaelcheck

                               Page 16 of 16 Pages